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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                SAFETY 1ST, INC.
                            (Name of Subject Company)


                                SAFETY 1ST, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    786475103
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                 MICHAEL LERNER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                SAFETY 1ST, INC.
                                   45 DAN ROAD
                                CANTON, MA 02021
                                 (781) 364-3100
  (Name and Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                 WITH COPIES TO:

                              STUART M. CABLE, P.C.
                           JOSEPH L. JOHNSON III, P.C.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 2 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Safety 1st, Inc. (the "Company") on May 8, 2000, as amended on May 24, 2000, relating to the tender offer by Diamond Acquisition Subsidiary Inc., a Massachusetts corporation and wholly owned subsidiary of Dorel Industries, Inc., a Quebec corporation ("Parent"), for all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, at a purchase price of $13.875 per Share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 2000 and the related Letter of Transmittal (which together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Except as otherwise indicated herein, the information set forth in the
Schedule 14D-9 remains unchanged and all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 is hereby amended and supplemented to add the following:

                  The Offer expired in accordance with its terms at 12:00 midnight, New York City time, on June 5, 2000. On June 6, 2000, Harris Trust Company of New York certified that 9,235,599 Shares had been validly tendered and not withdrawn, representing approximately 97.95% of the total outstanding Shares, including Shares tendered pursuant to guaranteed delivery procedures. At such time the Purchaser accepted all tendered shares for payment in the Offer (including Shares subject to guaranteed delivery procedures).

                  Additionally, in accordance with the Merger Agreement, the Purchaser intends to merge with and into the Company pursuant to Section 78 of the Massachusetts General Laws whereby each Share not tendered and purchased in the Offer will be converted into the right to receive $13.875 in cash payable to the holder thereof.

ITEM 9: MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended and supplemented to add the following:

                  (a)(7) Press release issued by Dorel Industries Inc., dated June 6, 2000



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 6, 2000



                                             SAFETY 1ST, INC.


                                             By: /s/ Michael Lerner
                                                 ------------------------------
                                                 Name:  Michael Lerner
                                                 Title: Chairman and
                                                        Chief Executive Officer